

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 30, 2010

Mr. Anthony F. Dombrowik
Chief Financial Officer
Red Lion Hotels Corporation
201 W. North River Drive, Suite 100
Spokane, WA 99201

      RE: **Red Lion Hotels Corporation**
                Form 10-K for the Fiscal Year Ended ended December 31, 2009
                Filed March 11, 2010
                Proxy Statement on Schedule 14A, filed April 15, 2010
                File No. 1-13957

Dear Mr. Dombrowik:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors

We are exposed to impairment risk of goodwill, intangibles and other long-lived assets, Page 10

1. Please provide us with the summarized results (fair value of each segment) of your goodwill impairment testing that took place in October 2009 for each segment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 37

Operating Activities, page 38

2. We note that your discussion of net cash provided by operations includes reference to what is essentially a non-GAAP measure, cash generated by operations. Non-GAAP measures are required to be in compliance with Item 10(e) of Regulation S-K. This at a minimum requires a reconciliation and disclosure about how this measure is used by management and how it is useful to an investor. Please tell us how management has determined this to be a meaningful and useful measure for investors.

Proxy Statement on Schedule 14A, filed April 15, 2010

Compensation Discussion and Analysis, page 13

Elements of Our Compensation Program, page 14

3. We note that you target compensation to the 50th percentile of your peer group. To the extent you awarded compensation to an executive officer that was above or below the targeted level of those in your peer group, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the target. Additionally, please confirm you will include this disclosure in future filings.

Long-Term Equity Incentives, page 16

4. We note that you award stock options and restricted stock units in the amount of 40 to 100% of the salaries of your executive officers. Please explain how you determine the amounts to grant to each of your executive officers. Please provide this disclosure in future filings and tell us how you intend to comply. Please refer to Item 402(b)(v) of Regulation S-K.

Transactions with Related Parties, page 28

5. We note that you have provided disclosure in Note 13 to the financial statements to the Form 10-K filed March 11, 2010, regarding related party transactions. Please advise why you have not provided disclosure regarding these transactions in this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 with any questions regarding comments on the financial statements and related matters. Please contact Stacy Gorman, Staff Attorney at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief